1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 10, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – January 10, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for December 2012: On an unconsolidated basis, net sales were approximately NT$36.56 billion, a decrease of 16.2 percent from November 2012 and an increase of 19.6 percent over December 2011. Full-year revenues for 2012 totaled NT$499.87 billion, an increase of 19.5 percent compared to 2011.

On a consolidated basis, net sales for December 2012 were approximately NT$37.11 billion, a decrease of 16.1 percent from November 2012 and an increase of 18.8 percent over December 2011. Consolidated full-year revenues for 2012 totaled NT$506.25 billion, an increase of 18.5 percent compared to 2011.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	December 2012	November 2012	M-o-M Increase (Decrease) %	December 2011	Y-o-Y Increase (Decrease) %	January through December 2012	January through December 2011	Y-o-Y Increase (Decrease) %
Net Sales	36,559	43,644	(16.2)	30,567	19.6	499,872	418,245	19.5

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	December 2012	November 2012	M-o-M Increase (Decrease) %	December 2011	Y-o-Y Increase (Decrease) %	January through December 2012	January through December 2011	Y-o-Y Increase (Decrease) %
Net Sales	37,114	44,253	(16.1)	31,242	18.8	506,249	427,081	18.5

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

January 10, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2012.

1. Sales volume (in NT$ thousands)

Period	Items	2012	2011
Dec.	Net sales	36,558,773	30,566,947
Jan.-Dec.	Net sales	499,871,887	418,245,493

2. Funds lent to other parties (in NT$ thousands)

	Limit of lending	Dec.	Bal. as of period end
TSMC Partners*	38,635,609	—	3,774,940
TSMC Development**	13,307,266	203,266	1,698,723

*	The borrower is TSMC China, TSMC’s subsidiary.
**	The borrowers are TSMC Solar and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands) : None.

4. Financial derivative transactions (in NT$ thousands) :

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	9,417,062	7,986,190
	Mark to Market Profit/Loss	—	34,305	(1,755)
	Unrealized Profit/Loss	—	19,381	(1,755)
Expired Contracts	Notional Amount	—	178,077,252	56,902,001
	Realized Profit/Loss	—	(109,564)	(60,876)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Partners

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	—	—
	Mark to Market Profit/Loss	—	—	—
	Unrealized Profit/Loss	—	10,490	—
Expired Contracts	Notional Amount	—	105,196,481	—
	Realized Profit/Loss	—	(71,721)	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	579,107	—
	Mark to Market Profit/Loss	—	(2,496)	—
	Unrealized Profit/Loss	—	(1,756)	—
Expired Contracts	Notional Amount	—	17,024,109	—
	Realized Profit/Loss	—	(3,277)	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	479,449	1,025,039
	Mark to Market Profit/Loss	—	(369)	(716)
	Unrealized Profit/Loss	—	(307)	(657)
Expired Contracts	Notional Amount	—	3,239,212	8,056,592
	Realized Profit/Loss	—	(11,324)	(25,535)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	155,064	58,100
	Mark to Market Profit/Loss	—	(231)	(33)
	Unrealized Profit/Loss	—	(237)	27
Expired Contracts	Notional Amount	—	1,739,011	977,734
	Realized Profit/Loss	—	(6,074)	(7,599)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	—	—
	Mark to Market Profit/Loss	—	—	—
	Unrealized Profit/Loss	—	—	—
Expired Contracts	Notional Amount	—	31,776,767	—
	Realized Profit/Loss	—	—	—
Equity price linked product (Y/N)		—	N	—